Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL

DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

July 31, 2015

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Charter Communications, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 26, 2015 File No. 001-33664

Dear Mr. Spirgel:

On behalf of our client, Charter Communications, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 23, 2015, with respect to the Preliminary Proxy Statement on Schedule 14A (File No. 001-33664), filed on June 26, 2015 (the “Proxy Statement”).

Mr. Larry Spirgel

July 31, 2015

This letter is being filed electronically via the EDGAR system today. On July 27, 2015, we submitted a letter (the “Prior Letter”) responding to the comments of the Staff with respect to the Registration Statement on Form (File No. 333-205240) of CCH I, LLC, of which the Proxy Statement forms a part. The responses below were included in the Prior Letter and equally apply to the Proxy Statement. Therefore, we repeat those responses below and references to Registration Statement shall be deemed to be references to the Proxy Statement and references to Prospectus shall be deemed deleted.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the page numbers of the marked version of Amendment No. 1.

Prospectus Cover Page

1.	Please disclose and briefly describe the total consideration and valuation of the TWC merger, including cash, equity, and debt and estimated equity investment components.

Response: In response to the Staff’s comment, the cover page of the prospectus in the Registration Statement has been revised.

2.	Please disclose the closing price per share of TWC as of May 22, 2015, the last trading day before the public announcement of the merger agreement, and what premium the offer consideration represents over such closing price.

Response: In response to the Staff’s comment, the cover page of the prospectus in the Registration Statement has been revised.

3.	Please briefly explain why Liberty Broadband and Liberty Interactive’s shares of TWC common stock will convert into the right to receive shares of New Charter Class A common stock equivalent to 1.106 shares of Charter’s existing Class A common stock, and how this consideration compares to the consideration being offered to TWC shareholders. In addition, please disclose the price per Charter share of Liberty Broadband’s $4.3 billion investment upon the closing of the TWC merger and $700 million investment upon closing of the BHN transactions.

Response: In response to the Staff’s comment, the cover page of the prospectus in the Registration Statement has been revised.

Questions And Answers About The Mergers…

Q: Why am I receiving this document?, page 4

4.	We note your question and answer on page 6 relating to the issuance of New Charter shares in exchange for existing Charter shares. Nevertheless, please revise to briefly explain why Charter shareholders are receiving new shares, including the reasons for the reorganization in connection with the other transactions.

Mr. Larry Spirgel

July 31, 2015

Response: In response to the Staff’s comment, the Registration Statement has been revised on pages 7 and 8.

5.	We note the use of “first merger,” “second merger,” and “third merger” in subsequent question and answers. Although previously defined in your “Index of Defined Terms,” please consider including an illustration of each step of the transactions.

Response: In response to the Staff’s comment, the Registration Statement has been revised on pages 4 and 5.

Q: What happens if the mergers are not completed?, page 8

6.	You should consider including a separate question and answer that highlights the purpose of the tail condition and its effect on Charter if implicated.

Response: In response to the Staff’s comment, we have revised the disclosure on page 10 in response to the question “What happens if the mergers are not completed?” We respectfully submit that because the primary result of the tail condition is that the BHN transactions could still close despite non-completion of the mergers, the clarifying disclosure below is best included in the response to this question rather than as a separate Q&A.

Summary

The BHN Transactions, page 25

7.	Please explain the 6% coupon.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 27.

What TWC Stockholders Will Receive in the Mergers, page 33

8.	Since the TWC merger is predicated on the Parent Merger why present the consideration before and after the effect of the Parent Merger in your example? You should consider simplifying your illustrative example to only show the merger consideration to be received by TWC shareholders after taking into account both mergers.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 35.

Completion of the Mergers is Subject to Certain Conditions, page 46

9.	Please tell us whether the FCC’s new Open Internet rules, published by the FCC on April 13, 2015, and effective upon publication in the Federal Register on June 12, 2015, is subject to the eighth condition listed on page 47. If so, please elaborate in a separate risk factor.

Mr. Larry Spirgel

July 31, 2015

Response:

The Company respectfully advises the Staff that, as of the date hereof, it does not believe that the Open Internet rules would prohibit the consummation of the mergers. Accordingly, the Company believes its disclosures are appropriate in this regard and does not propose a separate risk factor.

Notes to Unaudited Pro Forma Financial Statements

Note 1. TWC Transactions Pro Forma Balance Sheet Adjustments

Preliminary Allocation of Purchase Price (in millions) page 76

10.	We note that the preliminary purchase price of TWC has been allocated to franchises, customer relationships and property plant and equipment based on previous valuations of Charter’s assets. With a view towards clarifying your disclosures, tell us how you determined this is a reasonable method of estimating the preliminary fair value of the acquired TWC assets. Also tell us how recently these valuations were performed.

Response: The preliminary purchase price allocations to TWC tangible and intangible assets for pro forma purposes were based on valuation metrics derived from previous valuations of Charter assets. The previous valuations of Charter assets include Charter’s 2013 acquisition of Bresnan and Charter’s 2013 valuation performed for tax purposes. The Company believes applying Charter’s valuation metrics to the TWC assets to be a reasonable method of estimating the preliminary fair value of acquired TWC assets since it takes into consideration market participant assumptions and Charter management’s historical valuation methods. In addition, the Company corroborated such valuation metrics with other precedent transactions such as TWC’s 2012 acquisition of Insight and Cablevision’s 2010 acquisition of Bresnan. Absent full valuations performed for the TWC assets, the Company believes the use of valuation metrics derived from Charter asset valuations to be the best information available to support the pro forma assumptions.

The pro forma valuation metric supporting the 25% step up in TWC tangible assets was determined based on the 2013 valuations of Charter compared to Charter’s carrying values, and taking into consideration recent capital expenditure history of TWC relative to Charter and the status of its all-digital rollout, among other factors. The pro forma valuation metrics supporting the preliminary purchase price allocation to identifiable intangibles was determined based on the relative percentage of the purchase price allocated to the identifiable intangible assets derived from previous valuations of Charter assets. The derived intangible values based on these valuation metrics were qualitatively assessed based on relative value per customer and relative customer penetrations of the TWC business.

We have modified on page 78 of the Registration Statement Note 1(b) in the Notes to Unaudited Pro Forma Financial Statements with changes in bold to clarify our disclosure:

For purposes of the preliminary purchase price allocation, Charter assumed a 25% increase to the net book value of TWC’s property, plant and equipment. This assumption

Mr. Larry Spirgel

July 31, 2015

is based on increases to net book values reflected in valuations previously performed on Charter assets and taking into consideration the recent capital expenditure history of TWC relative to Charter and the status of its all-digital rollout, among other factors. The fair values of TWC’s franchises and customer relationships were based on previous valuations of Charter assets that were allocated to the TWC cable systems by applying a relative percentage of the purchase price allocated to the intangible assets. The valuations previously performed on Charter assets represent valuations performed in 2013 for general business purposes and for a significant business combination. Pro forma valuation metrics derived from previous valuations of Charter assets were used as a basis for determining the fair value of TWC assets as such metrics take into consideration market participant assumptions and Charter management’s historical valuation methods. Goodwill represents the residual of the purchase price over the fair values of the identified assets acquired and liabilities assumed.

We have also made on page 82 of the Registration Statement similar conforming changes to Note 2(b) in the Notes to the Unaudited Pro Forma Financial Statements for the preliminary purchase price allocation to tangibles and intangibles associated with the BHN transactions.

Note 3. TWC Transactions Pro Forma Statement of Operations Adjustments, page 81

11.	We note a $201 million adjustment for processing fees revenue for fiscal year 2014. Please expand your disclosure to describe in more detail the nature of the classification adjustment. Please tell us if this represents a material change in a revenue recognition accounting policy.

Response: Processing fees consist of late payment processing fees charged to customers. The cable service industry currently has diversity in practice on presentation of processing fees in the income statement. Charter presents such fees as other revenue; TWC and BHN present such fees as an offset to bad debt expense within operating costs and expenses. As such, the pro forma reclassification was made to conform the presentation of processing fees to the accounting policy of Charter. This does not represent a material change in revenue recognition accounting policy as processing fees represent less than one percent of total revenue and the pro forma statement of operations presents a consistent application of the Charter accounting policy across the three companies.

We have added on page 84 of the Registration Statement the following to Note 3(a) in the Notes to Unaudited Pro Forma Financial Statements to expand our disclosure:

TWC presents processing fees as a reduction to bad debt expense within operating costs and expenses in the statement of operations; Charter reports such fees as other revenue. A pro forma reclassification was made to conform to Charter’s financial statement classification for processing fee revenues.

We have also made on page 86 of the Registration Statement conforming changes to Note 4(a) in the Notes to Unaudited Pro Forma Financial Statements for the processing fee revenues associated with the BHN transactions.

Mr. Larry Spirgel

July 31, 2015

12.	You disclose in adjustment b that you amortize customer relationship using an accelerated method. Please disclose the effect on operating results for the five years following the acquisition, if material.

Response: We have added on page 84 of the Registration Statement the following to Note 3(b) with changes in bold to disclose the effect on operating results for the five years following the acquisition:

The increase was estimated using a preliminary average useful life of 6 years for property, plant and equipment and 9 years for customer relationships. Customer relationships are amortized using an accelerated method (sum of the years’ digits) to reflect the period over which the relationships are expected to generate cash flows. Following the acquisition, TWC’s pro forma customer relationships of $17.8 billion would result in amortization expense under the accelerated method of $3.6 billion for year 1, $3.2 billion for year 2, $2.8 billion for year 3, $2.4 billion for year 4, $2.0 billion for year 5 and $3.8 billion thereafter. The effect of a one-year decrease in the weighted average useful lives of property, plant and equipment and customer relationships would be an increase to depreciation and amortization expense of approximately $243 million and $1.1 billion for the three months ended March 31, 2015 and year ended December 31, 2014, respectively, while the effect of a one-year increase would result in a decrease of approximately $183 million and $806 million for the three months ended March 31, 2015 and year ended December 31, 2014, respectively. The pro forma adjustments are based on current estimates and may not reflect actual depreciation and amortization once the purchase price allocation is finalized and final determination of useful lives is made.

We have also made on page 87 of the Registration Statement similar conforming changes to Note 4(b) in the Notes to Unaudited Pro Forma Financial Statements for the customer relationships associated with the BHN transactions.

Risk Factors

Risks Related to the Mergers

The market price of New Charter Class A common stock after the mergers …, page 99

13.	Please revise to provide context so investors may understand and distinguish between different business components and operations of Charter and TWC. Highlight how the businesses of both companies differ from each other “in important respects.” Please briefly identify and highlight specific risks unique to Charter and TWC that may impact New Charter after the mergers and, if completed, the BHN transactions.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 107.

Mr. Larry Spirgel

July 31, 2015

The Transactions, page 123

14.	Please revise to include a subsection describing New Charter’s customer composition upon completion of the merger transactions and related transactions. Please also discuss New Charter’s anticipated presence in broadband and video markets compared to competitors and what impact Charter and TWC expect the FCC’s Open Internet rules will have on New Charter’s operations.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 133.

15.	Please discuss your July 15, 2015 letter to the FCC where you state that you intend to maintain a “settlement-free Internet interconnection policy” until December 31, 2018. Please discuss the material terms of your obligations and those of interconnecting parties. In addition, please explain the following:

•	whether this commitment is binding and whether you may extend the commitment beyond December 31, 2018;

•	why the commitment expires after December 31, 2018, and what will happen upon expiration;

•	whether you have any plans or intentions to update the policy, negotiate terms of the policy or enter into a different arrangement after December 31, 2018; and

•	what effect the new FCC Open Internet rules may have on the enforceability of this settlement-free policy.

Response: In response to the Staff’s comment, the Registration Statement has been revised on pages 227 and 228 to add a discussion of Charter’s public interest commitments.

16.	Please consider including a map of the United States showing the before and after footprint of New Charter’s operations.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 134.

17.	Please consider including a discussion to clarify the sequence of transactions that comprises this registration statement and a diagram illustrating New Charter’s pro forma ownership while accounting for the cash election option.

Response: In response to the Staff’s comment, the Registration Statement has been revised on pages 131 and 132.

Mr. Larry Spirgel

July 31, 2015

Termination of the Comcast-TWC Transaction, page 130

18.	Please disclose the material parts of the concerns expressed by the FCC and DOJ. Please also briefly define a hearing designation order and discuss why TWC concluded that the issuance of such order would make it unlikely that the required regulatory approvals for completion of the merger could be obtained.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 141.

Charter-TWC Transactions, page 131

19.	Please explain the material considerations of Charter’s board’s review and conclusion to proceed on substantially the same economic and governance terms with the Bright House transactions on May 4, 2015.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 143.

20.	Please disclose the material terms discussed between Messrs. Marcus and Minson with Company A CEO on May 11, 2015.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 144.

21.	Please discuss the reasons for incorporating the cash election option into the consideration for Charter’s May 21, 2015 revised offer.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 148.

Opinions of TWC ’s Financial Advisors, page 149

22.	We note that the three financial advisors “jointly performed a variety of financial and comparative analyses.” Please clarify whether the three advisors worked collaboratively in analyzing the transaction, and if not, whether there were any material differences in the analyses or conclusions among the three.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 170.

Material U.S. Federal Income Tax Consequences of the Mergers, page 216

23.

We note that you have structured the transaction as three mergers and separately discussed the material tax consequences of each merger to U.S. holders of TWC and Charter stock. However only the tax consequences of the entire transaction are material to investors since

Mr. Larry Spirgel

July 31, 2015

all three mergers are interrelated components of one singular transaction. You should streamline the discussion to provide tax counsel’s opinion as to the material tax consequences to TWC shareholders as a result of their receipt of cash and New Charter stock in exchange for their TWC shares and to Charter shareholders for their receipt of New Charter stock in exchange for their Charter shares.

Response: In response to the Staff’s comment, the Registration Statement has been revised on starting on page 228. We advise the Staff that we believe that each of the mergers will be respected as a separate transaction for U.S. federal income tax purposes. We have revised the disclosure as requested and have removed references to the separate mergers where possible.

24.	Please note that your tax disclosure should not assume the tax consequence at issue or any legal conclusion underlying the opinion. Thus, please revise the “intend” and “assuming such” language to remove uncertainty and clearly state that it is the opinion of counsel that the first merger will constitute a distribution in partial redemption subject to the provision of Section 302(a) of the Code. Please also make corresponding revisions to your disclosure elsewhere in the prospectus, as applicable, including on page 58.

Response: In response to the Staff’s comment, the Registration Statement has been revised starting on page 228. Counsel to TWC cannot opine that the first merger will constitute a distribution in partial redemption under Section 302 of the Code, because there is no binding authority analyzing a similar situation. We have described the two alternative tax treatments.

Certain Beneficial Owners of Charter Class A Common Stock, page 317

25.	We note that John Malone is not listed as a beneficial owner of Liberty Broadband’s 25% voting interest in Charter. However, it appears that Mr. Malone has the power to direct the voting or disposition of these shares due to his position on the Executive Committee of the Board of Liberty Broadband. In addition, we note Mr. Malone’s significant equity interest in Liberty Broadband and his relationship with Mr. Maffei, his co-Executive Committee member. Therefore, please revise to include Mr. Malone in the beneficial ownership table along with Liberty Broadband.

Response: In response to the Staff’s comment, we respectfully submit that Liberty has informed us that Mr. Malone does not have voting or dispositive power over the shares of Charter held by Liberty Broadband and his inclusion in the beneficial ownership table is not required by Regulation S-K 403. Although Mr. Malone is a member of the Executive Committee of the Board of Liberty Broadband, the Executive Committee consists of two members and, therefore, requires unanimity to act. We acknowledge that Mr. Maffei, the second member of the Executive Committee, serves as the chief executive officer and president of two other companies in which Mr. Malone holds a sizable voting position; however, we have been advised by representatives of Liberty Broadband that there are no agreements between Mr. Malone and Mr. Maffei relating to the voting of the Charter shares held by Liberty Broadband. We note that each of Mr. Malone and Mr. Maffei, who together constitute two of five total directors, holds fiduciary duties to the stockholders of Liberty Broadband in his capacity as a director of Liberty Broadband, and that a majority of the full Board consists of independent directors (as defined by applicable Nasdaq

Mr. Larry Spirgel

July 31, 2015

criteria). In addition, we further note that Charter’s existing stockholders agreement with Liberty Broadband and the BHN/Liberty stockholders agreement both require Liberty Broadband to vote in favor of the slate of board nominees selected by the Nominating and Corporate Governance Committee of Charter.

We also respectfully submit, consistent with the position taken by other issuers, that a holder of less than 50% of the voting power of an issuer (even if the voting position held is sizable) is not necessarily deemed to control the voting and dispositive power of any shares held by such issuer in a third party investee for purposes of beneficial ownership disclosure. By way of recent examples, the proxy statement for the 2015 annual meeting of shareholders of Google, Inc. (“Google”) states that Larry Page and Sergey Brin control 27.4% and 26.9% of the voting power of Google, respectively. However, neither Mr. Page nor Mr. Brin are listed along with Google as beneficial owners on the proxy statement for the 2015 annual meeting of shareholders of Arris Group, Inc. (“Arris”), in which Google owns a 6.7% equity interest. Similarly, the proxy statement for the 2014 annual meeting of shareholders of News Corporation (“News Corp”) states that K. Rupert Murdoch controls 39.4% of the voting power of News Corp. However, Mr. Murdoch is not listed along with News Corp as a beneficial owner on the proxy statement for the 2015 annual meeting of shareholders of The Rubicon Project, Inc. (“Rubicon”), in which News Corp owns a 12.5% equity interest. In addition, none of Mr. Page, Mr. Brin and Mr. Murdoch, as applicable, were disclosed as sharing voting or dispositive power on the Schedule 13Ds filed by Google or News Corp in respect of Arris and Rubicon, respectively. Similarly, Mr. Malone was not listed as sharing voting or dispositive power over the Charter shares reported on Liberty Broadband’s Schedule 13D or any of the amendments thereto. We acknowledge that no bright line tests can be applied to a determination of control, but respectfully submit that the facts and circumstances applicable to Mr. Malone and Liberty Broadband support a finding that Mr. Malone does not control voting or dispositive power over the Charter shares held by Liberty Broadband.

For the aforementioned reasons, we respectfully submit that Mr. Malone’s inclusion on the beneficial ownership table is not required.

*        *        *         *        *

Mr. Larry Spirgel

July 31, 2015

We hope that the foregoing, and the revisions set forth in Amendment No. 1, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1166 or by email at DSong@wlrk.com.

Sincerely,

/s/ DongJu Song
DongJu Song

Enclosures

cc (via e-mail):

Kevin D. Howard, CCH I, LLC

Richard R. Dykhouse, CCH I, LLC

Marc Lawrence-Apfelbaum, Time Warner Cable Inc.

Steven A. Cohen, Wachtell, Lipton, Rosen & Katz

Robert B. Schumer, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ariel J. Deckelbaum, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ross A. Fieldston, Paul, Weiss, Rifkind, Wharton & Garrison LLP